COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235


05009523

June 30, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

RECEIVED
2005 JUL -1 A 10:

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translations (together with copies of the German originals) of two notices recently published in accordance with German law regarding the reduction below 5% of the aggregate voting rights of outstanding Commerzbank common stock held by MEAG-Munich ERGO Kapitalanlagegesellschaft and by Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, respectively. These notices may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH



Steven A. Troyer
Vice President & Counsel (USA)



Ashley Cole
Assistant Vice President

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure


PROCESSED
JUL 07 2005
THOMSON
FINANCIAL

Veröffentlichung nach § 25 Abs. 1 WpHG

Die Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Königinstraße 107, 80802 München, („Münchener Rück") hat uns gemäß §§ 21 Abs. 1, 22 Abs. 1 Nr. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an der Commerzbank AG am 24.06.2005 die Schwelle von 5% unterschritten hat und nunmehr 4,99% beträgt. Hiervon sind 4,2% der Stimmrechte der Münchener Rück nach § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.

Gemäß § 24 WpHG hat uns die Münchener Rück gleichtzeitig im Namen der ERGO Versicherungsgruppe AG, Victoriaplatz 2, 40198 Düsseldorf, („ERGO") nach §§ 21 Abs. 1, 22 Abs. 1 Satz 1 Nr. 1 WpHG mitgeteilt, dass der Stimmrechtsanteil der ERGO an der Commerzbank AG am 24.06.2005 die Schwelle von 5% unterschritten hat und ERGO nunmehr über eine Beteiligung von 4,1% verfügt. Diese sind der ERGO nach § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.

Frankfurt am Main, 2. Juli 2005

Commerzbank AG

Publication according to section 25 (1) of the German Securities Trading Act ("The Act")

According to sections 21 (1) and 22 (1) No. 1 of the Act we have been notified by Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Königinstraße 107, 80802 München, („Munich Re") that its share of voting rights in Commerzbank AG moved below the threshold of 5% on 24 June 2005 and amounts now to 4.99%. This share includes 4.2% of voting rights which are due to Munich Re according to section 22 (1) No. 1 of the Act.

According to section 24 of the Act we have been notified by Munich Re on behalf of ERGO Versicherungsgruppe AG, Victoriaplatz 2, 40198 Düsseldorf, („ERGO") that the share of voting rights of ERGO in Commerzbank AG moved below the threshold of 5% and amounts now to 4.1%. This share includes 4.1% of voting rights which are due to ERGO according to section 22 (1) No. 1 of the Act.

Frankfurt am Main, 2 July .2005

Commerzbank AG

Veröffentlichung nach § 25 Abs. 1 WpHG

Die MEAG-Munich ERGO Kapitalanlagegesellschaft mbH, Oskar-von-Miller Ring 18, 80333 München, („MEAG“) hat uns gemäß § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an der Commerzbank AG am 21.06.2005 die Schwelle von 5% unterschritten hat und nunmehr über eine Beteiligung von 4,11% verfügt. 4,07% der Stimmrechte sind der MEAG nach § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen; 0,04% der Stimmrechte gelten für die Anwendung des § 21 Abs. 1 WpHG gemäß § 32 Abs. 2 Satz 2 InvG als Stimmrechte der MEAG Munich ERGO Kapitalanlagegesellschaft mbH.

Frankfurt am Main, 1. Juli 2005

Commerzbank AG

Publication according to section 25 (1) of the German Securities Trading Act ("The Act")

According to section 21 (1) of the Act we have been notified by MEAG-Munich ERGO Kapitalanlagegesellschaft mbH, Oskar-von-Miller Ring 18, 80333 München, („MEAG“) that its share of voting rights in Commerzbank AG moved below the threshold of 5% on 21 June 2005 and amounts now to 4.11%. This share includes 4.07% of voting rights which are due to MEAG according to section 22 (1) (1) No. 6 of the Act. and 0.04% of voting rights considered as MEAG voting rights according to section 21 (1) of the Act in connection to section 32 (2) (2) Investment Improvement Act.

Frankfurt am Main, 1 July 2005

Commerzbank AG